SHARP

For the year ended March 31, 2005



YOUR FUTURE AWAITS

ANNUAL REPORT 2005



Into the future...

Sharp opens yet another door.

Driven by one-of-a-kind technology, Sharp has the ability to roll out unique products never-seen-before in Japan or indeed the world. Moving on, Sharp will open new doors that lead us into the future with innovative products that both inspire and delight.


AQUOS
65V
SHARP
「LC-65GE1」

AQUOS, the world's largest* 65V-inch digital high-definition LCD TV

*As of June 3, 2005, for digital high-definition LCD TVs

AQUOS


SHARP

Financial Highlights

Sharp Corporation and Consolidated Subsidiaries
Years Ended March 31

	Yen (millions)					U.S. Dollars (thousands)
	2001	2002	2003	2004	**2005**	**2005**
Net Sales	¥ 2,012,858	¥ 1,803,798	¥ 2,003,210	¥ 2,257,273	**¥ 2,539,859**	**$ 23,960,934**
Net Income	38,527	11,311	32,594	60,715	**76,845**	**724,953**
Net Income per Share of Common Stock (yen and U.S. dollars)	34.20	10.10	29.37	55.37	**70.04**	**0.66**
Cash Dividends per Share of Common Stock (yen and U.S. dollars)	13.00	14.00	15.00	18.00	**20.00**	**0.19**
Shareholders' Equity	943,505	926,856	902,116	943,532	**1,004,326**	**9,474,773**
Total Assets	2,003,641	1,966,909	2,004,832	2,150,250	**2,385,026**	**22,500,245**
Number of Shares Outstanding (thousands of shares)	1,126,647	1,110,598	1,089,855	1,090,672	**1,091,075**	**—**
Number of Employees	49,101	46,518	46,633	46,164	**46,751**	**—**

(Notes) 1. The translation into U.S. dollar figures is based on ¥106=U.S.$1, the approximate exchange rate prevailing on March 31, 2005. All dollar figures herein refer to U.S. currency.
2. The computation of net income per share is based on the weighted average number of shares of common stock outstanding during each fiscal year.
3. The number of shares outstanding is net of treasury stock.
4. Effective April 1, 2002, the Company adopted the new accounting standard for earnings per share and related guidance (Accounting Standards Board Statement No.2, "Accounting Standard for Earnings Per Share" and Financial Standards Implementation Guidance No.4, "Implementation Guidance for Accounting Standard for Earnings Per Share"), prior year figures have not been restated.



Net Sales (billions of yen)
2,012
1,803
2,003
2,257
2,539
01
02
03
04
05



Net Income (billions of yen)
38
11
32
60
76
01
02
03
04
05



Net Income per Share (yen)
34
10
29
55
70
01
02
03
04
05

Business Philosophy

We do not seek merely to expand our business volume.
Rather, we are dedicated to the use of our unique,
innovative technology to contribute to the culture,
benefits, and welfare of people throughout the world.

It is the intention of our corporation to grow
hand-in-hand with our employees,
encouraging and aiding them to reach their full potentials
and improve their standards of living.

Our future prosperity is directly linked to the prosperity of
our customers, dealers, and shareholders ... indeed,
the entire Sharp family.

Business Creed

Sharp Corporation is dedicated to two principal ideals:

"Sincerity and Creativity"

By committing ourselves to these ideals, we can derive genuine satisfaction
from our work, while making a meaningful contribution to society.

Sincerity is a virtue fundamental to humanity ... always be sincere.

Harmony brings strength ... trust each other and work together.

Politeness is a merit ... always be courteous and respectful.

Creativity promotes progress ... remain constantly aware of the need to innovate and improve.

Courage is the basis of a rewarding life ... accept every challenge with a positive attitude.

Contents

Forward-Looking Statements

This annual report contains certain statements describing the future plans, strategies and performance of Sharp Corporation and its consolidated subsidiaries (hereinafter "Sharp"). These statements are not based on historical or present fact, but rather assumptions and estimations based on the current information available. These plans, strategies and performance are subject to known and unknown risks, uncertainties and other factors. Sharp's actual performance, business activities and financial position may differ materially from the assumptions and estimates supplied on account of such risks, uncertainties and other factors. Sharp is under no obligation to update these forward-looking statements in light of new information, future events or any other factors. The risks, uncertainties and other factors that could affect actual results include, but are not limited to:

(1) The economic situation in which Sharp operates
(2) Sudden, rapid fluctuations in demand for Sharp's products and services, as well as intense price competition
(3) Changes in foreign exchange markets (particularly in the yen/U.S. dollar and euro markets)
(4) Sharp's ability to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products and services
(5) Regulations such as trade restrictions in other countries

Pursuing Our One-of-a-Kind Strategy

President **Katsuhiko Machida**

Fiscal 2004 in Review

Sharp recorded historic highs in both net sales and profits for the second consecutive year in fiscal 2004 ended March 31, 2005. Consolidated net sales increased by 12.5% over the previous year to ¥2,539.8 billion, operating income climbed 24.1% to ¥151.0 billion and net income rose 26.6% to ¥76.8 billion.

Taking a look at each segment, Consumer/Information Products posted growth in sales of LCD TVs, particularly large-size models. Notably, a new 45V-inch digital high-definition LCD TV (HDTV) that features a full-spec high-definition LCD panel received high plaudits from the market. We also enjoyed strong sales of unique products such as 3G mobile phones equipped with our original high-value-added LCDs, and a Superheated Steam Oven which roasts food using water in the form of superheated steam. In Electronic Components, we significantly increased sales of LCDs. We expanded sales of LCD panels for TVs by boosting production capacity at the Kameyama Plant. Sales gains were also registered in LCD panels for mobile terminals. Focus was placed especially on System LCDs. We also increased sales of solar cells by expanding our global production capacity. (For further details of its financial results, please refer to the Financial Section on page 20.)

Sharp considers distributing profits to shareholders to be one of the most important management issues. To this end, we declared an annual dividend for fiscal 2004 of 20 yen per share, an increase of 2 yen per share over the previous year (an interim dividend of 10 yen per share and a year-end dividend of 10 yen).

Mid-Term Management Strategy

Achieve "zero global warming impact"

Sharp embraces the high ideal of contributing to the preservation of the natural environment through our unique proprietary technologies, and our target is to become an "environmentally advanced company." More specifically, by further emphasizing technologies related to energy-creating and energy-saving products, we have set our new corporate vision to be a company that has "zero global warming impact by 2010." This means that we will strive to limit to the greatest extent possible the amount of greenhouse gas emissions resulting from Sharp's business activities around the world, while at the same time, significantly increasing reductions in greenhouse gas emissions based on the energy-creating effects of solar cells and the energy-saving effects of new products manufactured by Sharp. The idea is for the amount of greenhouse gas emissions reduced to exceed the amount emitted by fiscal 2010.

Sharp will push assertively forward to ensure the protection of our earth by thoroughly considering all aspects of our business activities.

Bolster Our Spiral Strategy

Over the years, Sharp's "Spiral Strategy," the creation of highly distinctive products incorporating unique devices, has propelled strong corporate growth. Moving forward, we will continue to strengthen the development of cutting-edge devices, driven by proprietary technologies, in particular leveraging our core competency in LCDs. By employing these devices, we will accelerate the creation of unrivalled products befitting the new era.

Through these efforts, we are committed to becoming a valued one-of-a-kind enterprise that can outstrip the ever-intensifying global competition to realize stable and sustainable growth.

Fulfill Corporate Social Responsibility (CSR)

Sharp has always endeavored to contribute to the wellbeing of society through the creation of unique products and services. We pride ourselves on having practiced environmentally friendly business activities and also on having been

engaged in a variety of social activities. In recent times, amid increasing awareness of social responsibility for corporate activities and higher expectations from the general public, we aim to garner an even greater level of trust from our stakeholders across the globe by bolstering our CSR efforts based on our business creed, "Sincerity and Creativity." (Please refer to Corporate Social Responsibility (CSR) on page 13 or the Company's Environmental and Social Report 2005 for further details.)

Enhance Corporate Governance

Sharp has always been a manufacturing and technology oriented company. In an effort to further strengthen our manufacturing competency, we are committed to improving speed and quality of managerial decisions. As a manufacturing company, our business activities are limited to the development, productions and sales of products and devices, while at the same time there is a strong interrelation between these elements. Accordingly, we believe that giving all directors operational responsibility at the divisional level to make decisions after consulting with one another serves to clarify their reciprocal managerial responsibilities. It also facilitates nimble, responsive business execution.

From this viewpoint, we intend to further strengthen the current Board of Directors/Corporate Auditors System, which allows management and manufacturing divisions to work very closely, enabling the business to expand. Through this system, we can enhance corporate governance.

Implement Human Resources Strategy to Boost Employee and Organizational Quality

With the objective of improving the quality of individual and organizational performance to support the implementation of business strategy, Sharp constantly works to strengthen human resource management. Initiatives include enhancing our core personnel development policies, instituting a results-oriented compensation system that is closely linked to an individual's performance, reforming our personnel system and creating an environment for productive work that brings job satisfaction. These moves will enable us to further increase corporate competitiveness.

In order to achieve stable growth in such turbulent times, the Sharp Group will strive for improvement through "one-of-a-kind management" to further increase corporate value. We ask all shareholders for their continued support as we forge ahead.

July 2005

K. Machida

Katsuhiko Machida
President


Healsio
SHARP
SHARP

Open the Door to Tomorrow
Sharp Business Strategy

LCD TVs and Large-Size LCDs

LCD TVs: AQUOS, leading the flat-panel TV market

Pushing towards the realization of our vision to change all CRT TVs into LCD TVs, Sharp launched the AQUOS series of LCD TV sets in 2001. The AQUOS line has gained high plaudits from the market for its cutting-edge design coupled with high-resolution, low power consumption, a long service life and space saving features. Accumulated production volume topped 5 million units in December 2004.

As broadcasting around the world continues to shift to digital and high-definition formats, demands for greater resolution in video images on a big screen are growing stronger. As a result, the value of LCD TVs with high-resolution displays has taken a quantum leap forward.

In response, Sharp is strengthening its lineup of LCD TVs equipped with full-spec high-definition LCD panels that can precisely display content in high-definition format exactly as broadcast. We seek to establish the reputation that, for viewing high-definition, LCD TVs are the best.

Sharp will also aggressively introduce new models with ultra-large screens, an area previously held for Plasma Display Panel (PDP) TVs, beginning with the AQUOS 65V-inch digital high-definition TV.

Looking ahead, we aim to bolster our dominance in flat-panel TVs by strengthening the competitiveness of our AQUOS series, which includes improving image quality and performance by incorporating our proprietary System LSIs, promoting innovation in design and production, and slashing costs.


No. 1 Plant

Kameyama Plant in Mie Prefecture

Large-size LCDs: LCD panels "Made in Kameyama"

The Kameyama No. 1 Plant went online in January 2004, complete with a start-to-finish production process that handles from the manufacture of large-size LCD panels to the assembly of LCD TVs. This facility employs sixth generation glass substrates (1,500 x 1,800mm), ideal for the production of LCD panels for 30-inch-class TVs, the demand for which continues to expand. The glass substrate input capacity at the plant started off at 15,000 sheets a month, and we raised this number to 45,000 sheets a month in April 2005. The LCD panels manufactured here have helped to establish a high brand image in Japan from the perspective of quality and are known as panels "Made in Kameyama."


65V

AQUOS, the world's largest* 65V-inch digital high-definition LCD TV
*As of June 3, 2005, for digital high-definition LCD TVs


No. 2 Plant
SHARP
(Note) No. 2 Plant is a conceptual diagram.


32V
37V
45V
AQUOS digital high-definition LCD TVs


Electronic dictionary PW-C8000

Mobile phone V603SH

Sharp has also begun construction of the Kameyama No. 2 Plant which is expected to go online in October 2006. This plant will adopt eighth generation glass substrates optimal for the production of 40-inch-class and 50-inch-class models, which are expected to increase dramatically in demand in the coming years. The eighth generation sheets are the world's largest at 2,160 x 2,400mm. Besides increasing the size of the glass substrates, we plan to further enhance competitiveness by introducing new technologies that enable us to drastically cut down on material costs and by implementing an innovative plant layout.

In line with escalating demand for LCD TVs, we will continue to expand our production capacity and improve the performance of LCD panels for TVs through the development of one-of-a-kind LCD technology.

Small- and Medium-Size LCDs

Pioneering the market with one-of-a-kind LCD technology

The market for small- and medium-size LCDs has been expanding steadily for mobile equipment such as mobile phones and portable game consoles.

Sharp possesses a number of one-of-a-kind technologies and seeks to assert its dominance over rival companies by keeping them as "black-box" as well as utilizing intellectual property rights. Mobile ASV (Advanced Super View) LCD technology is an example of our latest one-of-a-kind LCD technology. This display, which brings together wide-viewing-angle ASV LCD technology nurtured in AQUOS LCD TVs, and Advanced-TFT LCD technology that makes possible bright, vivid display both indoors and out, is ideal for mobile equipment. It is now being embedded in such equipment as late model mobile phones.

In May 2005, we increased the production capacity of Mie No. 3 Plant, our key facility for System LCDs, to boost our advantage in the market.

In the coming years, we intend to expand sales through the cultivation of new markets, along with conventional applications in mobile phones and PDAs.

Photovoltaic Power Generation Systems

Contributing to the spread of photovoltaic power generation as the world's No.1 manufacturer

Sharp first succeeded in the mass-production of solar cells in 1963. In the ensuing years, we have led the market with the development and manufacture of various photovoltaic power generation systems. We have been the world's leading producer of solar cells in terms of production volume for five consecutive years from 2000 to 2004*.

With the Kyoto Protocol now in effect, awareness regarding the preservation of the global environment is stronger than ever, and photovoltaic power generation systems are attracting more and more attention around the world. Corporations are making it a priority to engage themselves in environmental protection and energy conservation from the standpoint of CSR, and demand for photovoltaic power generation systems is expected to grow considerably not only for residential but also industrial use.

Aiming to strengthen photovoltaic products designed for industrial application, we will expand our range of crystalline photovoltaic modules, including high-power modules for large-scale systems and enhanced-strength modules designed for installation on the top of tall buildings. We are also developing new thin-film photovoltaic modules. These modules are translucent and can be installed as windows in buildings or as the wall surfaces of glass buildings. We anticipate that their adoption as a building material will expand.

In fiscal 2004, Sharp brought to the market the Illuminating Solar Panel "Lumiwall" in which energy-efficient, long-life, high-brightness LEDs for illumination are combined with thin-film "see-through" solar cells for power generation. During the day, Lumiwall panels admit external light while generating electricity, and can be used for illumination at night. This development is expected to change the conventional image of photovoltaic power generation.

At our Katsuragi Plant in Nara Prefecture, we increased annual solar cell production capacity to 400MW starting in January 2005. With the United Kingdom and the United States engaging in module assembly in addition to Japan, we are now in a position to facilitate timely global supply.

We will work to spread photovoltaic power generation by developing products with more varieties of application, slashing costs through technological innovation and expanding our production capacity.

* According to *PV News*, a photovoltaic newsletter in the U.S.A. (April 2005 issue)



Solar Town in Matsudo, Chiba, Japan



Photovoltaic power plant in Sonnen, Bavaria, Germany



Lumiwall panels placed at the ceiling of the front entrance of Katsuragi Plant



▲ Back (light-emitting surface) ▲ Front (solar cell surface)

Illuminating Solar Panel "Lumiwall," in which thin-film solar cells are integrated with LEDs

Sharp integrates technology with know-how to meet diverse requirements in diverse settings.


Satellites
(Photo courtesy of the Japan Aerospace Exploration Agency (JAXA))


Unmanned lighthouse
(Photo courtesy of Japan Coast Guard)


Water purification plant
(Nara, Japan)


Bruchwegstadion football stadium
(Mainz, Germany)


Salzburg airport
(Salzburg, Austria)


Central Bank of the Netherlands
(Amsterdam, the Netherlands)


Ceronix, Inc.
(California, U.S.A.)


Noyon Village, Mongolia


Junior high school
(Yunnan, China)


by SHARP
JAZZ 1
TRACK1
CG Silicon

Vodafone 902SH

Mobile phones equipped with Sharp's unique Mobile ASV LCD and high-performance CCD camera module

Mobile Phones

Creating distinctive mobile phones through unique devices

Third generation telecommunication services are spreading in popularity not only in Japan, but Europe, Asia and the rest of the world. In line with this proliferation, sophistication in mobile phones is progressing at a startling pace. High-speed, high-capacity communication enables such functionalities as sending and receiving high-resolution images, playing downloaded music and movies and videophone.

In the midst of these advancements, Sharp has released a series of products equipped with high-resolution CCD camera modules featuring a 2X optical zoom and auto-focus, and with Mobile ASV LCDs. These items have received high praise from the market. Going forward, we will promote the creation of distinctive mobile phones leveraging the competencies we possess in our unique devices, including LCD panels, CCD and CMOS camera modules, and flash memories.

We constructed a new central building at our Hiroshima Plant and gathered key divisions such as R&D and product planning there. This has enabled us to create a system that facilitates much faster development than before.

We seek to increase cost competitiveness as well by standardizing components, streamlining design and expanding production in China especially for overseas models.



FOMA® SH901iS
FOMA is a registered trademark of NTT DoCoMo, Inc. in Japan and other countries.



CCD (left) and CMOS (right) camera modules for mobile phones



Water Oven
Roasting food in superheated steam to provide low calorie cooking



Plasmacluster Ion air purifier
Eliminating harmful substances in the air for more comfortable living



Ag^+ Ion Coating washing machine
Controlling bacteria and odors



Kitchen waste composter
Breaking down organic kitchen waste and minimizing odor with unique biotechnology



Hard-water ion dishwasher
Using salt for washing through a unique ion exchange system

Home Appliances

Contributing to people's wellbeing with health-conscious and environmentally friendly products

Amid increasing global awareness towards the environment and personal health, the roles of home appliances have taken on a whole new look. Sharp has been pushing forward with initiatives to transform home appliances from mature products into growth products by introducing novel products in full consideration of people's physical wellbeing and environment preservation.

Sharp introduced a home cooking appliance that roasts food using water in the form of superheated steam. The "Healsio" Water Oven has huge benefits for the health-conscious user as it causes a portion of the fat and salt contained in foods to drop away while retaining nutrients such as vitamin C. The product has proven to be a hit in Japan. Sharp has already started selling Healsio in the United States and Asian countries outside Japan and plans to introduce it in Europe next.

In addition, we employ Plasmacluster Ions, our proprietary air-purifying technology that deactivates harmful substances in the air such as viruses, mold and allergens, in all categories of Sharp's air conditioning products that include dehumidifiers and air purifiers. This technology is also utilized in a variety of other manufacturers' products that include shower toilets, central air conditioning systems, car air conditioners and elevators. Cumulative sales of Plasmacluster Ion generating devices topped eight million units in March 2005. We intend to expand our lineup of products incorporating this technology and boost sales in overseas markets.

Other health-conscious and environmentally friendly products which we are promoting are a washing machine with an Ag^+ (silver) Ion Coating function that controls bacteria and odors and inhibits static electricity on clothes, a kitchen waste disposal system that breaks down organic food waste by means of our unique biotechnology, and a dishwasher that provides hard-water ion washing and soft-water rinsing with salt. Through such innovative products, we aim to stimulate new demand.

With "Sincerity and Creativity," we endeavor to contribute to the wellbeing of society

Sharp Group's basic stance towards CSR is to strive to fulfill our responsibility to society as a manufacturer through the creation of products built with the creed of "Sincerity and Creativity." This ideal forms the foundations of Sharp's management. Sharp will continue to offer never-seen-before products and novel lifestyles and to ensure the mutual prosperity of all stakeholders in all our business activities.

Enhancing corporate ethics and compliance

Sharp has instituted a charter of conduct as a model to help all employees understand and fulfill Sharp's Business Philosophy and Business Creed in their daily business lives.

In May 2005, the former Sharp Charter of Conduct was revised into the "Sharp Group Charter of Corporate Behavior," which is a set of principles to guide our corporate behavior, and the "Sharp Code of Conduct," which clarifies the conduct expected of every employee and director of the company.

The new Sharp Group Charter of Corporate Behavior, which places the utmost priority on legal compliance and business ethics, further clarifies "contributions to achieving a sustainable society" and "efforts toward good communication with various stakeholders."

Besides providing the opportunity for ongoing training to all employees, we constantly strive to boost awareness of CSR by issuing CSR e-mail newsletters. To ensure there are no breaches of the law in our business operations, we have assigned a Chief of Legal Affairs at each business group and affiliate company.

Supplier
Local community
Dealer
Government
Business partner
NGO NPO
User
Investor Shareholder
Employee
Customer satisfaction
Service
Sales
Distribution
Sharp's basic business model
Planning
Production
Marketing
Manufacturing
Design

Sharp's basic business model and its stakeholders

Efforts towards socially responsible investment (SRI)

At Sharp, as part of our efforts to disclose the most appropriate information to our stakeholders, we respond in good faith to the surveys of research institutes regarding SRI.

As of June 30, 2005, Sharp was a constituent of the following three SRI indices (equity indices) in Japan and overseas:

- FTSE4Good Global Index (UK); September 2004
- Ethibel Sustainability Index (Belgium)
- Morningstar Socially Responsible Investment Index (Japan); July 2004

The Sharp Group Charter of Corporate Behavior

- Practice of Fair and Open Management
- Enhancement of Customer Satisfaction
- Disclosure of Relevant Information/Protection and Security of Information
- Contribution to Conservation of the Global Environment
- Sound, Equitable Economic Activities
- Respect for Human Rights
- Creating a Safe, Fair, Motivating Work Environment
- Harmony with the Community
- Implementation of The Sharp Group Charter of Corporate Behavior


FTSE4Good Index Series


ETHIBEL
MEMBER OF THE ETHIBEL SUSTAINABILITY INDEXES


MS-SRI
モーニングスター社会的責任投資株価指数

Aiming to be an environmentally advanced company

Sharp aims to be an environmentally advanced company that can simultaneously handle both "business expansion" and "environmental preservation." We achieve this through the development of products and devices based on our unique technologies that boast outstanding environmental performance. Efforts include a focus on solar cells, which are clean-energy-creating devices. We have been the world's leading producer of solar cells in terms of production volume for five consecutive years from 2000 to 2004*. Furthermore, the sales proportion of "Green Seal Products," which have been evaluated and certified as offering excellent environmental performance based on our own standards, increased from 54% in fiscal 2003 to 74% in fiscal 2004. We are currently strengthening the development of "Super Green Products" with even higher levels of environmental performance. We began evaluating and certifying the environmental performance of our devices in fiscal 2004.

Achieving "Zero Global Warming Impact by 2010"


Million t-CO_2
Reductions surpass emissions
Greenhouse gas emissions
1.44
1.51
Greenhouse gas reductions
0.14
0.24
2003
2004
2010
(fiscal year)

(Note) The greenhouse gas reduction amount is a result of using photovoltaic power generation and does not include the amount reduced though the use of new energy-saving products.

Sharp aims to limit to the greatest extent possible the amount of greenhouse gas emissions resulting from Sharp's business activities around the world, while at the same time, significantly increasing reductions in greenhouse gas emissions based on the energy-creating effects of solar cells and the energy-saving effects of new products manufactured by Sharp. The idea is for the amount of greenhouse gas emissions reduced *to exceed the amount emitted by fiscal 2010.*

Sharp refers to "Green Factories" as those factories that maintain a high level of environmental consciousness, determined by our unique set of evaluation and assessment criteria. All production sites in Japan have cleared the Green Factory standards. Among them, the Kameyama Plant and the Mie Plant have been designated as "Super Green Factories," which have environmental performance that goes beyond a normal Green Factory. We plan to convert all manufacturing sites, including those overseas, into Green Factories by fiscal 2007.

In the years to come, we will focus on the development of energy-saving and energy-creating products, and reducing environmental burden generated at our factories to realize our vision of becoming a company that has "zero global warming impact by 2010."

* According to *PV News*, a photovoltaic newsletter in the U.S.A. (April 2005 issue)

Social contribution activities

Sharp launched the Sharp Green Club with its labor union with the aim of contributing to local communities as a good corporate citizen. This club coordinates regional beautification and forestation programs around the world.

Sharp also offers educational support through its Solar Academy to primary, junior high and high schools so pupils come to understand that environmental and energy-related issues affect all of us.

For further details on Sharp's social and environmental activities, please see the Company's Environmental and Social Report 2005 or access the Sharp homepage: http://sharp-world.com/corporate/eco/index.html



Nara Wakakusayama Cleanup Campaign (Japan)

Solar Academy (Japan)

Environment Day at a local school (Malaysia)

One-of-a-kind technology and an aggressive patent strategy support Sharp's one-of-a-kind products

Sharp actively develops new technologies for the creation of one-of-a-kind products and devices, while at the same time, conducts basic research for future businesses. As for intellectual property, an aggressive patent strategy helps us to build strong business foundations.

R&D Strategy

Sharp's basic R&D strategy is "selection and concentration," with the objective being to strike a balance between enhancing existing businesses and pursuing creativity that brings rise to new future businesses. Based on this strategy, we focus our R&D on one-of-a-kind products and devices, especially LCD applied products and solar cells, as well as on businesses that will drive future growth such as digital home appliances and health and environment related products. All the while, we strive to make the most of opportunities generated by industry-academia-government collaboration to improve R&D efficiency and minimize R&D risk.

Development of new technologies

Mobile LCD technology

In 2004, Sharp successfully developed and applied Mobile ASV LCD technology, which is ideal for mobile equipment. This technology integrates wide-viewing-angle ASV LCD technology nurtured in AQUOS LCD TVs, into Advanced-TFT LCD technology that makes possible bright, vivid display both indoors and out.

Sharp has developed and mass-produces System LCDs which employ CG-Silicon technology*. This technology enables high performance transistors equivalent to those made of monocrystalline silicon on a glass substrate. In the future, we will strive for further innovation in CG-silicon technology and Mobile ASV LCD technology in order to create displays befitting mobile equipment in the ubiquitous era.

* This technology was developed jointly with Semiconductor Energy Laboratory Co., Ltd. (SEL)



Zaurus: Personal mobile tool equipped with System LCD

User Interface

Sharp promotes the development of a user interface for displays that makes LCD-applied products easier to use. In LCD font display technology, we developed a scalable font technology in which users can generate the size of lettering they desire with a single set of font data. In addition, our unique XMDF (Mobile Document Format) enhances the functionality of the displays of mobile equipment. Cumulative sales of products equipped with this XMDF technology had hit 10 million units as of March 2005.


Sharp to Start Construction of Plant No. 2 at Kameyama
Sharp Corporation will begin construction of

XMDF contents

Next-generation solar cells and fuel cells

Sharp is working to develop a crystalline solar cell that realizes high conversion efficiency by creating contours in the surface that trap sunlight through diffused reflection as well as a thin-film solar cell that has different manufacturing process, allowing substantial reduction in silicon materials.

We also conduct the R&D of organic solar cells and succeeded in realizing a conversion efficiency of 10.2% (liquid cell; 5mm square), which is among the highest in the world.

We are currently developing high-performance nanotechnology-enabled fuel cells for mobile equipment jointly with a U.S. venture company.

[Sharp's R&D Facilities]

SLE/Sharp Laboratories of Europe, Ltd.
STE/Sharp Telecommunications of Europe, Ltd.

Sharp Corporation

- Corporate Research and Development Group
- Display Technology Development Group
- Production Technology Development Group
- Designated Researcher Laboratories
- Division Laboratories

SLA/Sharp Laboratories of America, Inc.

STT/Sharp Technology (Taiwan) Corp.

SSDI/Sharp Software Development India Pvt. Ltd.

SLE staff engaged in the development of violet laser diode



SLA staff for software development

High-definition image transmission technology

In addition to developing technology to display high-definition images on LCD panels, we are promoting R&D into technology to store and transmit high-definition images. We have developed high quality AV transmission technology that ensures stable reception of AV content and realizes high QoS (Quality of Service) for wireless transmission at the 5GHz band (IEEE802.11a/e). We will apply this technology to the transmission of more than one high-definition image over UWB (Ultra Wide Band) and PLC (Power Line Communication).

Millimeter wave transmission technology

In cooperation with a CS broadcasting company, we developed a shared reception system based on 60GHz band millimeter wave radio transmission technologies for buildings and condominiums. A remarkable feature of the system is that it is possible to wirelessly supply all channels on the CS, the BS digital and the terrestrial digital broadcasting services merely by adding an extra set of millimeter wave transmitter and receiver. We will pursue the practical application of this shared reception system after conducting verification tests.



60GHz band millimeter wave receiver

Intellectual Property Strategy

Sharp has developed an intellectual property strategy to secure a competitive edge with one-of-a-kind products and devices by aggressively promoting patent right obtainment and keeping technologies as "black-box."

At Sharp, we have clearly delineated the fields that are central to each business, and have exhaustively filed patent applications in those fields. We have assigned a patent specialist in each of these core business areas to conduct strategic patent development close to the frontline.

As a result, Sharp now has around 14,500 patents in Japan and around 17,000 patents overseas. Among these, we have a total of approximately 6,900 patents worldwide in LCD-related businesses, our core competency*.

Sharp utilizes these patents to safeguard its strategic businesses. In order to make the most effective use of our patents, we pursue a proactive patent strategy. We scrutinize the products of other companies in the industry, and if a patent infringement is found, we issue an appropriate warning, and in certain cases, will take more aggressive action such as filing a lawsuit.

*Number of patents as of April 2005

Product Group Outline

Sharp Corporation and Consolidated Subsidiaries
Years Ended March 31

Consumer/Information Products

Audio-Visual and Communication Equipment

With this product group, Sharp aims to revolutionize audio-visual entertainment and mobile communications towards new echelons of excitement and convenience via our market-pioneering products such as LCD TVs and mobile phones.

Main Products

LCD color televisions, color televisions, TV/VCR combos, projectors, digital broadcast receivers, DVD recorders, DVD players, LCD camcorders, VCRs, 1-bit digital audio products, MD players, CD component systems, MD pickups, facsimiles, telephones, mobile phones, PHS (personal handy-phone system) terminals

Sales
(billions of yen)



746
837
972
03
04
05



Home Appliances

Sharp creates unique products such as those incorporating Plasmacluster Ion technology and ovens that cook with superheated steam. Going forward, we seek to develop more innovative products in consideration of people's health and the environment to ensure comfortable living.

Main Products

Refrigerators, microwave ovens, superheated steam ovens, air conditioners, washing machines, drum-type washer/dryers, vacuum cleaners, kerosene heaters, electric heaters, home network control units, air purifiers, dehumidifiers, small cooking appliances

Sales
(billions of yen)



223
208
212
03
04
05





Information Equipment

Sharp provides products and services for the ubiquitous network environment through the development of its solutions business and a variety of products that include personal computers, POS systems and digital copier/printers.

Main Products

Personal computers, personal mobile tools, electronic dictionaries, calculators, POS systems, handy data terminals, electronic cash registers, workstations, LCD color monitors, PC software, digital copier/printers, electrostatic copiers, PC peripherals, supplies for copiers and printers, FA equipment, ultrasonic cleaners

Sales
(billions of yen)

376 392 416

03 04 05





Electronic Components

ICs

These key devices, such as CCD and CMOS imagers, LSIs for LCDs and flash memory, greatly enhance the uniqueness of Sharp's products. Sharp seeks to develop unequivocally unique electronic devices to support the evolution of products such as LCD TVs and mobile phones.

Main Products

Flash memory, combination memory, CCD and CMOS imagers, LSIs for LCDs, analog ICs, microcomputers

Sales
(billions of yen)

03	04	05
124	169	140


SHARP
LRS1402

LCDs

As the world's leading company in LCDs, Sharp promises to continue pushing the boundaries by utilizing cutting-edge technologies and state-of-the-art facilities to develop new, distinctive LCDs appropriate for the 21st century.

Main Products

TFT LCD modules, Duty LCD modules, System LCD modules, EL display modules

Sales
(billions of yen)

03	04	05
346	421	543







Other Electronic Components

The key word in this product group is "optics." Sharp seeks to expand its business through devices such as solar cells, laser diodes and LEDs. A wide range of devices, including RF data communication units, contribute to the advancement of digital network equipment.

Main Products

Electronic tuners, RF/infrared data communication units, network components, components for satellite broadcasting, laser diodes, hologram lasers, DVD pickups, optoelectronics, regulators, switching power supplies, solar cells, LEDs

Sales
(billions of yen)

03	04	05
185	227	254







Board of Directors

(As of June 23, 2005)



President
Katsuhiko Machida



Corporate Senior Executive Vice President
Hiroshi Saji



Corporate Senior Executive Director
Akihiko Kumagai



Corporate Senior Executive Director
Toshishige Hamano



Corporate Senior Executive Director
Masaaki Ohtsuka



Corporate Senior Executive Director
Akira Mitarai



Corporate Senior Executive Director
Shigeo Nakabu



Corporate Senior Executive Director
Kenji Ohta



Corporate Senior Executive Director
Masafumi Matsumoto

Corporate Executive Directors
Yoshiaki Ibuchi
Mikio Katayama
Toshio Adachi

Corporate Directors
Takashi Nakagawa
Itsuro Kato
Yoshiki Sano
Takashi Okuda
Tetsuo Onishi
Toshihiko Fujimoto
Takuji Okawara
Takashi Tomita
Takashi Nukii
Toru Chiba
Shigeaki Mizushima
Kohichi Takamori
Yoshisuke Hasegawa

Corporate Auditors
Tomohiro Gonda
Mitsuhiko Iwasaki
Michihiro Ishii
Hiroshi Chumon

Financial Section

Five-Year Financial Summary

Sharp Corporation and Consolidated Subsidiaries
Years Ended March 31

	Yen (millions)					U.S. Dollars (thousands)
	2001	2001	2003	2004	**2005**	**2005**
Net Sales	¥ 2,012,858	¥ 1,803,798	¥ 2,003,210	¥ 2,257,273	**¥ 2,539,859**	**$ 23,960,934**
Domestic Sales	1,149,775	983,660	1,057,405	1,143,548	**1,329,711**	**12,544,443**
Overseas Sales	863,083	820,138	945,805	1,113,725	**1,210,148**	**11,416,491**
Operating Income	105,913	73,585	99,466	121,670	**151,020**	**1,424,717**
Income before Income Taxes and Minority Interests	70,724	19,863	57,325	102,720	**128,184**	**1,209,283**
Net Income	38,527	11,311	32,594	60,715	**76,845**	**724,953**
Shareholders' Equity	943,505	926,856	902,116	943,532	**1,004,326**	**9,474,773**
Total Assets	2,003,641	1,966,909	2,004,832	2,150,250	**2,385,026**	**22,500,245**
Capital Investment*1	162,393	147,478	170,254	248,178	**243,388**	**2,296,113**
Depreciation and Amortization	152,455	133,947	145,818	159,831	**175,969**	**1,660,085**
R&D Expenditures*2	149,722	144,744	152,145	162,991	**175,558**	**1,656,208**
Sales by Product Group*3						
Audio-Visual Equipment	389,464	—	—	—	—	—
Home Appliances	252,950	—	—	—	—	—
Communication and Information Equipment	641,438	—	—	—	—	—
Consumer/Information Products	1,283,852	—	—	—	—	—
Electronic Components	729,006	—	—	—	—	—
Total	2,012,858	—	—	—	—	—
Audio-Visual and Communication Equipment	629,870	655,679	746,404	837,390	**972,563**	**9,175,122**
Home Appliances	252,950	236,335	223,890	208,473	**212,064**	**2,000,604**
Information Equipment	401,032	382,062	376,106	392,833	**416,310**	**3,927,453**
Consumer/Information Products	1,283,852	1,274,076	1,346,400	1,438,696	**1,600,937**	**15,103,179**
ICs	180,604	116,099	124,773	169,754	**140,915**	**1,329,387**
LCDs	374,520	261,295	346,646	421,741	**543,804**	**5,130,226**
Other Electronic Components	173,882	152,328	185,391	227,082	**254,203**	**2,398,142**
Electronic Components	729,006	529,722	656,810	818,577	**938,922**	**8,857,755**
Total	2,012,858	1,803,798	2,003,210	2,257,273	**2,539,859**	**23,960,934**
Sales by Region*4						
Japan	1,149,775	983,660	—	—	—	—
North America	377,062	369,934	—	—	—	—
Asia	252,179	225,017	—	—	—	—
Europe	190,521	188,840	—	—	—	—
Other	43,321	36,347	—	—	—	—
Total	2,012,858	1,803,798	—	—	—	—
Japan	—	983,660	1,057,405	1,143,548	**1,329,711**	**12,544,443**
The Americas	—	370,490	336,815	308,807	**372,184**	**3,511,170**
Asia	—	174,017	270,618	279,161	**207,186**	**1,954,585**
Europe	—	188,840	235,168	330,772	**407,455**	**3,843,915**
Other	—	86,791	103,204	194,985	**223,323**	**2,106,821**
Total	—	1,803,798	2,003,210	2,257,273	**2,539,859**	**23,960,934**
Per Share of Common Stock*5	Yen					U.S. Dollars
Net Income	¥ 34.20	¥ 10.10	¥ 29.37	¥ 55.37	**¥ 70.04**	**$ 0.66**
Diluted Net Income	33.87	—	29.15	54.73	**69.60**	**0.66**
Cash Dividends	13.00	14.00	15.00	18.00	**20.00**	**0.19**
Shareholders' Equity	837.45	834.56	827.51	864.77	**920.09**	**8.68**
Other Financial Data						
Return on Equity (ROE)	4.2%	1.2%	3.6%	6.6%	**7.9%**	—
Return on Assets (ROA)	2.0%	0.6%	1.6%	2.9%	**3.4%**	—
Percentage of Shareholders' Equity	47.1%	47.1%	45.0%	43.9%	**42.1%**	—

*1 The amount of properties for lease is included in capital investment.

*2 Design and development expenses are included in R&D expenditures.

*3 For the year ended March 31, 2002, product groupings have been recategorized and changed from Audio-Visual Equipment, Home Appliances, Communication and Information Equipment, and Electronics Components to Audio-Visual and Communication Equipment, Home Appliances, Information Equipment, ICs, LCDs and Other Electronic Components.
For the year ended March 31, 2003, some items previously included in Audio-Visual and Communication Equipment have been recategorized and are included in Information Equipment.
In this connection, "Sales by Product Group" of 2001 and 2002 have been restated to conform with the 2003 presentation.

*4 For the year ended March 31, 2003, the Company recategorized its segmentation for "Overseas sales" information. Consequently "China", which had been previously included in "Asia" segment, was reclassified into the "Other" segment. "Central & South America", which had been previously included in the "Other" segment, was combined with "North America" into "The Americas" segment.
In this connection, "Sales by Region" information of 2002 has been restated to conform with the 2003 presentation.

*5 Effective April 1, 2002, the Company adopted the new accounting standard for earnings per share and related guidance (Accounting Standards Board Statement No.2, "Accounting Standard for Earnings Per Share" and Financial Standards Implementation Guidance No.4, "Implementation Guidance for Accounting Standard for Earnings Per Share"), prior year figures have not been restated.

Operations

[Outline]

Consolidated net sales for the year ended March 31, 2005 increased by 12.5% compared with the previous fiscal year, to ¥2,539,859 million. Sales in all three groups of Consumer/Information Products, Audio-Visual and Communication Equipment, Home Appliances and Information Equipment, increased over the previous year. In Electronic Components, LCDs and Other Electronic Components achieved higher sales than the previous year, while sales of ICs fell below the level of the previous year.

[Sales by Product Group]

Consumer/Information Products

○ *Audio-Visual and Communication Equipment*

Sharp worked on further sales expansion of LCDs by widening its lineup to meet with the coming digital high-definition era. Especially, the sales of large-size wide-screen LCD models equipped with LCD panels manufactured at the Kameyama Plant were in good shape. As for mobile phones, in Japan, Sharp worked to expand sales of mobile phones by rolling out a new series of 3G mobile phones equipped with unique electronic devices, including Mobile ASV LCDs and high-resolution CCD camera modules. Overseas, Sharp sought to boost sales of its cutting-edge mobile phones incorporated with such distinctive devices, especially in Europe. The growth in sales of these products exceeded sales decrease of conventional products such as CRT TVs and facsimiles. Sales in this group increased by 16.1% to ¥972,563 million.

○ *Home Appliances*

Under the persistently tough business environment caused by intensifying competition and price erosion, Sharp strove to expand its range of unique products, including Water Oven that roasts food by superheated steam, and air conditioners and refrigerators with built-in Plasmacluster Ion generating units. Sales in this group increased by 1.7% to ¥212,064 million.

○ *Information Equipment*

As the unique data security functionality of copier/printers were well-received by the market, those sales, especially digital full-color copiers, increased. Conversely, sales of PCs declined due to a fall in sales prices. However, sales in this group increased by 6.0% to ¥416,310 million.

Electronic Components

○ *ICs*

Sales of CCD and CMOS imagers exceeded the prior

Net Sales


(billions of yen)
2,800
2,400
2,000
1,600
1,200
800
400
0
2,012
1,803
2,003
2,257
2,539
01
02
03
04
05

Sales by Product Group


(billions of yen)
1,000
750
500
250
0
Fiscal 2003 - Consolidated
Fiscal 2004 - Consolidated
(Figures represent changes from the previous fiscal year)
+16.1%
+1.7%
+6.0%
-17.0%
+28.9%
+11.9%
Audio-Visual and Communication Equipment
Home Appliances
Information Equipment
ICs
LCDs
Other Electronic Components

Contribution to Sales by Product Group
(Year Ended March 31, 2005)


Net Sales
¥2,539 billion
Audio-Visual and Communication Equipment 38.3%
Home Appliances 8.3%
Information Equipment 16.4%
ICs 5.6%
LCDs 21.4%
Other Electronic Components 10.0%

year's sales, notably by camera equipped mobile phones, while sales of flash memory decreased considerably year-on-year due to market sales price erosion. Sales in this group were down 17.0% to ¥140,915 million.

○ *LCDs*

In response to burgeoning demand for LCD panels for TVs, Sharp increased production capacity of large-size LCDs at its Kameyama Plant to boost sales. Also sales of small- and medium-size LCDs especially applicable to mobile phones and portable game consoles were expanded. Sales of original System LCDs increased to meet the rising demand for high-resolution displays in the market. Sales in this group rose by 28.9% to ¥543,804 million.

○ *Other Electronic Components*

Sharp increased its production capacity for solar cells at its Katsuragi Plant step by step to cope with rising demand in Japan and overseas. Sales of laser diodes fell far below levels recorded in the previous year due to a decline in sales prices. Sales in this group rose by 11.9% to ¥254,203 million.

Financial Results

Cost of sales rose by ¥246,540 million over the previous year to ¥1,959,658 million. The cost of sales ratio grew from 75.9% to 77.2%.

Selling, general and administrative (SG&A) expenses were up ¥6,696 million year-on-year to ¥429,181 million, while the ratio of SG&A expenses against sales decreased from 18.7% to 16.9%. SG&A expenses included advertising expenses of ¥51,211 million and employees' salaries and other benefits of ¥114,543 million.

As a result, operating income stood at ¥151,020 million, up ¥29,350 million from the previous year, and the operating income ratio rose from 5.4% to 5.9%.

Other expenses, net of other income, increased ¥3,886 million to an other net loss of ¥22,836 million, with the major contributing factor being the absence of a gain on sales of investments in securities (¥4,038 million in the previous year).

Income before income taxes and minority interests increased by ¥25,464 million to ¥128,184 million. Net income for the year was ¥76,845 million, up ¥16,130 million. Net income per share of common stock was ¥70.04.

Segment Information

[By Business Segment]

Sales in the Consumer/Information Products segment increased by 11.4% over the previous year to ¥1,612,030

Cost of Sales



(billions of yen)
(%)
2,000
1,600
1,200
800
400
0
90
85
80
75
70
65
1,501
1,340
1,509
1,713
1,959
01
02
03
04
05
Ratio to Net Sales

Selling, General and Administrative Expenses



(billions of yen)
(%)
450
400
350
300
250
200
150
100
50
0
45
40
35
30
25
20
15
10
5
0
405
389
393
422
429
01
02
03
04
05
Ratio to Net Sales

Operating Income



(billions of yen)
(%)
150
120
90
60
30
0
10
8
6
4
2
0
105
73
99
121
151
01
02
03
04
05
Ratio to Net Sales

Net Income



(billions of yen)
(%)
80
60
40
20
0
8
6
4
2
0
38
11
32
60
76
01
02
03
04
05
Ratio to Net Sales

million. Operating income grew 20.2% to ¥57,035 million.

Sales in the Electronic Components segment increased by 19.2% over the previous year to ¥1,197,315 million, while operating income rose by 26.4% to ¥93,520 million.

[By Geographic Segment]

In Japan, despite slumping sales of flash memory caused by market price erosion, Sharp posted strong growth in LCD TVs, 3G mobile phones, high-value-added LCDs for mobile equipment and solar cells. As a result, sales increased by 14.4% over the previous year to ¥2,256,428 million. Operating income surged 29.3% to ¥138,769 million.

In the Americas, despite the appreciation of the yen, brisk sales of LCD TVs, LCDs and solar cells culminated in an increase in sales of 16.5% to ¥346,200 million. Operating income climbed by 90.6% to ¥2,544 million.

In Asia, while sales increased in the Information Equipment group and manufacturing components for electronics equipment, sales of LCDs for monitors and notebook PCs declined. Consequently, overall sales dipped 1.8% to ¥269,486 million. Operating income stood at ¥2,653 million, down 16.7%.

In Europe, sales of LCD TVs, LCDs and solar cells rose, although a marked decline in the sales price of LCD TVs negatively affected profits in this segment. Overall sales in Europe increased by 20.3% to ¥356,173 million, while operating income decreased by 39.6% to ¥1,947 million.

In Other, as sales of copier/printers and LCDs increased, overall sales increased by 54.4% to ¥278,646 million. Operating income rose 21.3% to ¥6,133 million.

Capital Investment* and Depreciation

Capital investment for the year was ¥243,388 million, down 1.9% from the previous year. The majority of this was the investment in LCDs, notably to increase production capacity for large-size LCD panels at the Kameyama Plant and to enhance the production lines for System LCDs at the Mie No. 3 Plant. In addition to this, investments were made to strengthen the production capacity of solar cells and bolster production facilities at overseas subsidiaries in China and the Americas.

With regard to capital investment by segment, Consumer/Information Products was ¥34,588 million and Electronic Components was ¥208,800 million.

Depreciation and amortization for the year increased by 10.1% to ¥175,969 million.

* The amount of properties for lease is included in capital investment.



[Consumer/Information Products]
Sales
(billions of yen)
1,800
1,500
1,200
900
600
300
0
1,289
1,279
1,352
1,447
1,612
01
02
03
04
05
Operating Income
(billions of yen)
60
50
40
30
20
10
0
30
34
43
47
57
01
02
03
04
05



[Electronic Components]
Sales
(billions of yen)
1,200
900
600
300
0
832
625
793
1,004
1,197
01
02
03
04
05
Operating Income
(billions of yen)
100
75
50
25
0
75
37
56
73
93
01
02
03
04
05

Financial Position

Total assets increased by ¥234,776 million over the previous year to ¥2,385,026 million.

[Assets]

Current assets amounted to ¥1,320,613 million, an increase of ¥172,478 million over the previous year. Cash and cash equivalents rose by ¥17,689 million and notes and accounts receivable rose by ¥78,713 million. Meanwhile, short-term investments, including certificates of deposits over three months and bonds and others, decreased by ¥15,485 million.

While inventories resulted in ¥325,723 million, an increase of ¥52,055 million, the inventory ratio against monthly turnover was 1.5 months, consistent with the previous year. Finished products were up ¥23,738 million to ¥180,002 million, work in process was up ¥6,572 million to ¥63,763 million, and raw materials were up ¥21,745 million to ¥81,958 million.

Plant and equipment increased by ¥73,085 million to ¥833,882 million due mainly to investment in the Kameyama Plant.

Investments and other assets stood at ¥230,531 million, down ¥10,787 million due to the reduction in investments in securities.

[Liabilities]

Current liabilities increased by ¥229,506 million over the previous year to ¥1,179,521 million. Short-term borrowings increased by ¥148,974 million to ¥364,551 million. Of this amount, bank loans rose by ¥20,203 million to ¥105,190 million, commercial paper increased by ¥83,503 million to ¥165,737 million, and current portion of long-term debt increased by ¥45,317 million to ¥93,544 million. Notes and accounts payable were ¥613,838 million, an increase of ¥55,719 million, and the ratio against monthly turnover decreased from 3.0 to 2.9 months.

Long-term liabilities were ¥192,291 million, down ¥56,507 million from the previous year. This was due mainly to a decrease of ¥64,911 million in long-term debt, which outweighed an increase of ¥9,220 million in allowance for severance and pension benefits. The decrease in long-term debt was primarily attributable to the transfer of the current portion of long-term debt to short-term borrowings.

Interest-bearing debt totaled ¥525,335 million, up ¥84,112 million.

[Shareholders' Equity]

Retained earnings increased by ¥54,546 million over the previous year to ¥605,440 million, due mainly to the


Capital Investment
(billions of yen)
250
200
150
100
50
0
162
147
170
248
243
01
02
03
04
05


Depreciation and Amortization
(billions of yen)
180
150
120
90
60
30
0
152
133
145
159
175
01
02
03
04
05


Total Assets
(billions of yen)
2,500
2,000
1,500
1,000
500
0
2,003
1,966
2,004
2,150
2,385
01
02
03
04
05


Inventories
(billions of yen)
(month)
350
300
250
200
150
100
50
0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0
271
284
284
273
325
01
02
03
04
05
Ratio to Monthly Turnover

increase in net income. Foreign currency translation adjustments generated a gain of ¥6,482 million owing to variation in the year-end exchange rate and as a result, total shareholders' equity increased by ¥60,794 million to ¥1,004,326 million, while the equity ratio was 42.1%.

Cash Flows

Cash and cash equivalents at the end of the year were ¥295,312 million, an increase of ¥17,689 million over the previous year. Despite an increase in expenses for capital investments which exceeded proceeds from operating activities, Sharp procured funds mainly through financing activities.

Net cash provided by operating activities decreased by ¥30,420 million to ¥219,198 million, mainly as a result of an increase in inventories of ¥47,762 million accompanying sales gains, compared with a decrease in inventories of ¥2,037 million recorded in the previous year, which outweighed an increase of ¥25,464 million in income before income taxes and minority interests.

Net cash used in investing activities amounted to ¥259,008 million, up ¥89,562 million from the previous year. The primary factor was an increase of ¥87,259 million in acquisitions of plant and equipment.

Net cash provided by financing activities totaled ¥57,541 million, up ¥126,502 million. The primary reason for this increase was the turnaround from a decrease in short-term borrowings of ¥38,980 million recorded in the previous year to an increase in short-term borrowings of ¥99,713 million.


Interest-Bearing Debt
(billions of yen)
600
500
400
300
200
100
0
438
519
501
441
525
01 02 03 04 05


Shareholders' Equity
(billions of yen)
1,000
950
900
850
800
750
700
0
943
926
902
943
1,004
01 02 03 04 05


Percentage of Shareholders' Equity
(%)
50
40
30
20
10
0
47.1
47.1
45.0
43.9
42.1
01 02 03 04 05


Cash and Cash Equivalents
(billions of yen)
300
200
100
0
221
231
271
277
295
01 02 03 04 05

Consolidated Balance Sheets

Sharp Corporation and Consolidated Subsidiaries as of March 31, 2004 and 2005

ASSETS	Yen (millions)		U.S. Dollars (thousands)
	2004	2005	2005
Current Assets:			
Cash and cash equivalents	¥ 277,623	¥ 295,312	$ 2,785,962
Time deposits	15,313	35,306	333,075
Short-term investments (Note 2)	76,988	61,503	580,217
Notes and accounts receivable—			
Trade	376,311	443,758	4,186,396
Installment	36,432	48,568	458,189
Nonconsolidated subsidiaries and affiliates	15,504	15,197	143,368
Allowance for doubtful receivables	(4,018)	(4,581)	(43,217)
Inventories (Note 3)	273,668	325,723	3,072,859
Other current assets (Note 4)	80,314	99,827	941,764
Total current assets	1,148,135	1,320,613	12,458,613
Plant and Equipment, at cost (Note 6):			
Land	52,954	52,474	495,038
Buildings and structures	512,527	550,368	5,192,151
Machinery and equipment	1,425,925	1,505,079	14,198,858
Construction in progress	65,799	89,870	847,830
	2,057,205	2,197,791	20,733,877
Less-Accumulated depreciation	(1,296,408)	(1,363,909)	(12,867,066)
	760,797	833,882	7,866,811
Investments and Other Assets:			
Investments in securities (Note 2)	123,614	103,648	977,811
Investments in nonconsolidated subsidiaries and affiliates	17,068	19,745	186,274
Prepaid expenses and other (Note 4)	100,636	107,138	1,010,736
	241,318	230,531	2,174,821
	¥ 2,150,250	¥ 2,385,026	$ 22,500,245

The accompanying notes to consolidated financial statements are an integral part of these statements.

LIABILITIES AND SHAREHOLDERS' EQUITY

	Yen (millions)		U.S. Dollars (thousands)
	2004	2005	2005
Current Liabilities:			
Short-term borrowings, including current portion of long-term debt (Note 5)	¥ 215,577	¥ 364,551	$ 3,439,160
Notes and accounts payable—			
Trade	428,918	511,922	4,829,453
Construction and other	119,761	94,409	890,651
Nonconsolidated subsidiaries and affiliates	9,440	7,507	70,821
Accrued expenses	121,343	146,468	1,381,774
Income taxes (Note 4)	32,339	35,850	338,207
Other current liabilities (Note 4)	22,637	18,814	177,491
Total current liabilities	950,015	1,179,521	11,127,557
Long-term Liabilities:			
Long-term debt (Note 5)	225,775	160,864	1,517,585
Allowance for severance and pension benefits (Note 9)	15,789	25,009	235,934
Other long-term liabilities (Note 4)	7,234	6,418	60,547
	248,798	192,291	1,814,066
Minority Interests	7,905	8,888	83,849
Contingent Liabilities (Note 8)			
Shareholders' Equity (Note 7):			
Common stock:			
Authorized —1,982,607 thousand shares			
Issued —1,110,699 thousand shares	204,676	204,676	1,930,905
Capital surplus	262,140	262,283	2,474,368
Retained earnings	550,894	605,440	5,711,698
Net unrealized holding gains on securities	14,176	13,333	125,783
Foreign currency translation adjustments	(61,828)	(55,346)	(522,132)
Less-Cost of treasury stock:			
20,027 thousand shares in 2004 and 19,624 thousand shares in 2005	(26,526)	(26,060)	(245,849)
Total shareholders' equity	943,532	1,004,326	9,474,773
	¥ 2,150,250	¥ 2,385,026	$ 22,500,245

Consolidated Statements of Income

Sharp Corporation and Consolidated Subsidiaries for the Years Ended March 31, 2004 and 2005

	Yen (millions)		U.S. Dollars (thousands)
	2004	2005	2005
Net Sales	¥ 2,257,273	¥ 2,539,859	$ 23,960,934
Cost of Sales	1,713,118	1,959,658	18,487,340
Gross profit	544,155	580,201	5,473,594
Selling, General and Administrative Expenses	422,485	429,181	4,048,877
Operating income	121,670	151,020	1,424,717
Other Income (Expenses):			
Interest and dividend income	5,294	5,446	51,377
Interest expense	(5,844)	(5,724)	(54,000)
Other, net	(18,400)	(22,558)	(212,811)
	(18,950)	(22,836)	(215,434)
Income before income taxes and minority interests	102,720	128,184	1,209,283
Income Taxes (Note 4):			
Current	48,971	62,795	592,406
Deferred	(7,257)	(12,364)	(116,642)
	41,714	50,431	475,764
Income before minority interests	61,006	77,753	733,519
Minority Interests in Income of Consolidated Subsidiaries	(291)	(908)	(8,566)
Net Income	¥ 60,715	¥ 76,845	$ 724,953

	Yen		U.S. Dollars
	2004	2005	2005
Per Share of Common Stock (Note 7):			
Net income	¥ 55.37	¥ 70.04	$ 0.66
Diluted net income	54.73	69.60	0.66
Cash dividends	18.00	20.00	0.19

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Shareholders' Equity

Sharp Corporation and Consolidated Subsidiaries for the Years Ended March 31, 2004 and 2005

	Number of Shares (thousands)		Yen (millions)		U.S. Dollars (thousands)
	2004	2005	2004	2005	2005
Common Stock (Note 7)	1,110,699	**1,110,699**	¥ 204,676	**¥ 204,676**	**$ 1,930,905**
Capital Surplus (Note 7):					
Beginning balance			¥ 261,415	**¥ 262,140**	**$ 2,473,019**
Gains on sales of treasury stock			725	**143**	**1,349**
Ending balance			¥ 262,140	**¥ 262,283**	**$ 2,474,368**
Retained Earnings (Note 7):					
Beginning balance			¥ 507,871	**¥ 550,894**	**$ 5,197,113**
Net income			60,715	**76,845**	**724,953**
Cash dividends paid			(17,437)	**(21,819)**	**(205,840)**
Directors' and statutory auditors' bonuses			(255)	**(349)**	**(3,292)**
Other			—	**(131)**	**(1,236)**
Ending balance			¥ 550,894	**¥ 605,440**	**$ 5,711,698**
Net Unrealized Holding Gains (Losses) on Securities:					
Beginning balance			¥ (2,803)	**¥ 14,176**	**$ 133,736**
Net increase			16,979	**(843)**	**(7,953)**
Ending balance			¥ 14,176	**¥ 13,333**	**$ 125,783**
Foreign Currency Translation Adjustments:					
Beginning balance			¥ (42,319)	**¥ (61,828)**	**$ (583,283)**
Net increase			(19,509)	**6,482**	**61,151**
Ending balance			¥ (61,828)	**¥ (55,346)**	**$ (522,132)**
Treasury Stock:					
Beginning balance			¥ (26,724)	**¥ (26,526)**	**$ (250,245)**
Net increase			198	**466**	**4,396**
Ending balance			¥ (26,526)	**¥ (26,060)**	**$ (245,849)**

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Cash Flows

Sharp Corporation and Consolidated Subsidiaries for the Years Ended March 31, 2004 and 2005

	Yen (millions)		U.S. Dollars (thousands)
	2004	2005	2005
Cash Flows from Operating Activities:			
Income before income taxes and minority interests	¥ 102,720	¥ 128,184	$ 1,209,283
Adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities—			
Depreciation and amortization of properties and intangibles	151,408	169,359	1,597,726
Interest and dividend income	(5,294)	(5,446)	(51,377)
Interest expense	5,844	5,724	54,000
Foreign exchange loss	2,171	1,101	10,387
Loss on sales and disposal of plant and equipment	11,921	12,805	120,802
Increase in notes and accounts receivable	(72,258)	(48,579)	(458,292)
(Increase) decrease in inventories	2,037	(47,762)	(450,585)
Increase in payable	95,728	79,538	750,358
Other, net	19,643	(19,811)	(186,896)
Total	313,920	275,113	2,595,406
Interest and dividends received	5,825	6,194	58,434
Interest paid	(5,939)	(5,808)	(54,792)
Income taxes paid	(64,188)	(56,301)	(531,142)
Net cash provided by operating activities	249,618	219,198	2,067,906
Cash Flows from Investing Activities:			
Purchase of time deposits	(39,627)	(50,022)	(471,906)
Proceeds from redemption of time deposits	39,825	30,092	283,887
Purchase of short-term investments	(417)	(1,066)	(10,057)
Proceeds from sales of short-term investments	10,706	2,024	19,094
Acquisitions of plant and equipment	(183,155)	(270,414)	(2,551,075)
Proceeds from sales of plant and equipment	2,318	1,488	14,038
Purchase of investments in securities and investments in nonconsolidated subsidiaries and affiliates	(8,852)	(8,668)	(81,774)
Proceeds from sales of investments in securities and investments in nonconsolidated subsidiaries and affiliates	9,775	6,378	60,170
Loans made	(13,994)	(10,351)	(97,651)
Proceeds from collection of loans	15,137	10,184	96,076
Other, net	(1,162)	31,347	295,726
Net cash used in investing activities	(169,446)	(259,008)	(2,443,472)
Cash Flows from Financing Activities:			
Increase (decrease) in short-term borrowings, net	(38,980)	99,713	940,689
Proceeds from long-term debt	15,898	25,514	240,698
Repayments of long-term debt	(29,091)	(45,479)	(429,047)
Purchase of treasury stock	(4,474)	(364)	(3,434)
Dividends paid	(17,422)	(21,792)	(205,585)
Other, net	5,108	(51)	(481)
Net cash provided by (used in) financing activities	(68,961)	57,541	542,840
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(5,300)	(1,015)	(9,576)
Net Increase in Cash and Cash Equivalents	5,911	16,716	157,698
Cash and Cash Equivalents at Beginning of Year	271,712	277,623	2,619,085
Cash and Cash Equivalents of Newly Consolidated Subsidiaries	–	970	9,151
Cash and Cash Equivalents Increased by Merger	–	3	28
Cash and Cash Equivalents at End of Year	¥ 277,623	¥ 295,312	$ 2,785,962

The accompanying notes to consolidated financial statements are an integral part of these statements.

1. Summary of Significant Accounting and Reporting Policies

(a) Basis of presenting consolidated financial statements

Sharp Corporation (the "Company") and its domestic consolidated subsidiaries maintain their official accounting records in Japanese yen and in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan, ("Japanese GAAP") which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

The accounts of overseas consolidated subsidiaries are based on their accounting records maintained in conformity with generally accepted accounting principles prevailing in the respective countries of domicile. The accompanying consolidated financial statements have been restructured and translated into English (with some expanded descriptions and the inclusion of consolidated statements of shareholders' equity) from the consolidated financial statements of the Company prepared in accordance with Japanese GAAP and filed with the appropriate Local Finance Bureau of the Ministry of Finance as required by the Securities and Exchange Law. Some supplementary information included in the statutory Japanese language consolidated financial statements, but not required for fair presentation, is not presented in the accompanying consolidated financial statements.

The translations of the Japanese yen amounts into U.S. dollars are included solely for the convenience of readers outside Japan, using the prevailing exchange rate at March 31, 2005, which was ¥106 to U.S. $1.00. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

(b) Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and significant companies over which the Company has power of control through majority voting right or existence of certain conditions evidencing control by the Company. Investments in nonconsolidated subsidiaries and affiliates over which the Company has the ability to exercise significant influence over operating and financial policies of the investees, are accounted for on the equity method.

In the elimination of investments in consolidated subsidiaries, the assets and liabilities of the subsidiaries, including the portion attributable to minority shareholders, are evaluated using the fair value at the time the Company acquired control of the respective subsidiaries.

Material intercompany balances, transactions and profits have been eliminated in consolidation.

(c) Translation of foreign currencies

Monetary assets and liabilities denominated in foreign currency are translated into Japanese yen at current rates at each balance sheet date and the resulting translation gains or losses are charged to income currently.

As to translation of financial statements of overseas subsidiaries and affiliates, assets and liabilities are translated at current rates at each balance sheet date, shareholders' equity accounts are translated at historical rates, and revenues and expenses are translated at average rates prevailing during the year. The resulting foreign currency translation adjustments are shown as a separate component of shareholders' equity.

(d) Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits placed with banks on demand and highly liquid investments with insignificant risk of changes in value which have maturities of three months or less when purchased.

(e) Short-term investments and investments in securities

Short-term investments consist of certificates of deposits and interest-bearing securities.

Investments in securities consist principally of marketable and nonmarketable equity securities and interest-bearing securities.

The Company and its domestic consolidated subsidiaries categorize those securities as "other securities", which, in principle, include all securities other than trading securities and held-to-maturity securities.

Other securities with available fair market values are

stated at fair market value which is calculated as the average of market prices during the last month of the fiscal year. Unrealized holding gains and losses on these securities are reported, net of applicable income taxes, as a separate component of shareholders' equity. Realized gains and losses on sales of such securities are principally computed using average cost.

Other securities with no available fair market values are stated at average cost, except for interest-bearing securities which are stated at amortized cost, net of the amount considered not collectible.

If the fair market value of other securities declines significantly, such securities are stated at fair market value and the difference between fair market values and the carrying amount is recognized as loss in the period of decline. If the net asset value of other securities, except for interest-bearing securities, with no available fair market values declines significantly, such securities are written down to the net asset value by charging to income. In these cases, such fair market value or the net asset value is carried forward to the next year.

(f) Leases

Finance leases, except those leases for which the ownership of the leased assets is considered to be transferred to the lessee, are primarily accounted for as operating leases.

(g) Inventories

Finished products are principally stated at the lower of moving average cost or market, however, finished products held by overseas consolidated subsidiaries are valued at the lower of first-in, first-out cost or market. Work in process and raw materials are stated at the current production and purchase costs, respectively, not in excess of estimated realizable value.

(h) Depreciation and amortization

Depreciation of plant and equipment is primarily computed on the declining-balance method, except for machinery and equipment in the Mie and Kameyama plants, which are depreciated on the straight line method, over the estimated useful lives. Buildings acquired by the Company and its domestic consolidated subsidiaries on and after April 1, 1998 are depreciated on the straight-line method. Properties at overseas consolidated subsidiaries are mainly depreciated on the straight-line method.

Maintenance and repairs including minor renewals and betterments are charged to income as incurred.

(i) Accrued bonuses

The Company and its domestic consolidated subsidiaries accrue estimated amounts of employees' bonuses based on estimated amounts to be paid in the subsequent period.

(j) Income taxes

The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

(k) Severance and pension benefits

The Company and its domestic consolidated subsidiaries have primarily a trusteed noncontributory defined benefit pension plan for their employees with at least five years of service to supplement a governmental welfare pension plan.

In addition, the Company and its domestic consolidated subsidiaries have an unfunded termination and retirement allowance plan to provide benefits for their employees with less than five years of service.

Certain overseas consolidated subsidiaries have defined contribution pension plans and lump-sum retirement benefit plans.

The Company and its domestic consolidated subsidiaries provide the allowance for severance and pension benefits based on the estimated amounts of projected benefit obligation and the fair value of the plan assets at the balance sheet date. Projected benefit obligation and expenses for severance and pension benefits are determined based on the amounts actuarially calculated using certain assumptions.

The excess of the projected benefit obligation over the total of the fair value of pension assets as of April 1, 2001 and the allowance for severance and pension benefits recorded as of

April 1, 2001 (the "net transition obligation") amounted to ¥69,090 million. The net transition obligation is being amortized in equal amounts over 7 years commencing with the year ended March 31, 2002. Prior service costs are amortized using the straight-line method over the average of the estimated remaining service lives (16 years) commencing with the current period. Actuarial losses are recognized in expenses using the straight-line method over the average of the estimated remaining service lives (16 years) commencing with the following period.

Directors and statutory auditors customarily receive lump-sum payments upon their termination, subject to shareholders' approval. Such payments are charged to income when paid.

(l) Research and development expenses and software costs

Research and development expenses are charged to income as incurred. The research and development expenses charged to income amounted to ¥138,786 million and ¥148,128 million ($1,397,434 thousand) for the years ended March 31, 2004 and 2005, respectively.

Software costs are recorded principally in prepaid expenses and other and amortized by the straight-line method over estimated useful lives of principally 5 years.

(m) Derivative financial instruments

The Company and some of its consolidated subsidiaries use derivative financial instruments, which include foreign exchange forward contracts and interest rate swap agreements, in order to hedge risks of fluctuations in foreign currency exchange rates and interest rates associated with assets and liabilities denominated in foreign currencies, investments in securities and debt obligations.

All derivative financial instruments are stated at fair value and recorded on the balance sheets. The deferred method is used for recognizing gains or losses on hedging instruments and the hedged items. When foreign exchange forward contracts meet certain conditions, the hedged items are stated by the forward exchange contract rates.

The derivative financial instruments are used based on internal policies and procedures on risk control.

The risks of fluctuations in foreign currency exchange rates and interest rates have been assumed to be completely hedged over the period of hedging contracts as the major conditions of the hedging instruments and the hedged items are consistent. Accordingly, the evaluation of effectiveness of the hedging contracts is not required.

The credit risk of such derivatives is assessed as being low because the counter-parties of these transactions are prestigious financial institutions.

(n) Impairment of fixed assets

In the years ended March 31, 2004 and 2005, the Company and its domestic consolidated subsidiaries did not adopt early the new accounting standard for impairment of fixed assets ("Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets" issued by the Business Accounting Deliberation Council on August 9, 2002) and the implementation guidance for the accounting standard for impairment of fixed assets (the Financial Accounting Standard Implementation Guidance No. 6 issued by the Accounting Standards Board of Japan on October 31, 2003). The new accounting standard is required to be adopted in periods beginning on or after April 1, 2005, but the standard allows earlier adoption. The Company and its domestic consolidated subsidiaries will adopt the new standard effective April 1, 2005.

(o) Reclassifications

Certain prior year amounts have been reclassified to conform to 2005 presentation. These changes had no impact on previously reported results of operations.

2. Short-term Investments and Investments In Securities

The following is a summary of other securities with available fair market values as of March 31, 2004 and 2005:

	Yen (millions)			
	2005			
	Acquisition cost	Unrealized gains	Unrealized losses	Fair market value
Equity securities	¥ 37,009	¥ 23,237	¥ (680)	¥ 59,566
Other	330	179	—	509
	¥ 37,339	¥ 23,416	¥ (680)	¥ 60,075

	U.S. Dollars (thousands)			
	2005			
	Acquisition cost	Unrealized gains	Unrealized losses	Fair market value
Equity securities	$ 349,142	$ 219,216	$ (6,415)	$ 561,943
Other	3,113	1,689	—	4,802
	$ 352,255	$ 220,905	$ (6,415)	$ 566,745

	Yen (millions)			
	2004			
	Acquisition cost	Unrealized gains	Unrealized losses	Fair market value
Equity securities	¥ 33,809	¥ 24,159	¥ (117)	¥ 57,851
Other	—	—	—	—
	¥ 33,809	¥ 24,159	¥ (117)	¥ 57,851

Redemptions of other securities with maturities as of March 31, 2004 and 2005 were as follows:

	Yen (millions)		U.S. Dollars (thousands)
	2004	2005	2005
Government Bonds:			
Due within one year	¥ —	¥ —	$ —
Due after one year through five years	5	—	—
Due after five years through ten years	—	—	—
Due over ten years	—	—	—
Corporate Bonds:			
Due within one year	1,988	21,385	201,745
Due after one year through five years	34,703	14,478	136,585
Due after five years through ten years	—	—	—
Due over ten years	—	—	—
Convertible Bonds:			
Due within one year	—	—	—
Due after one year through five years	30	30	283
Due after five years through ten years	—	—	—
Due over ten years	—	—	—
Other:			
Due within one year	—	—	—
Due after one year through five years	—	564	5,321
Due after five years through ten years	—	—	—
Due over ten years	—	95	896

The proceeds from sales of other securities were ¥9,748 million and ¥6,378 million ($60,170 thousand) for the years ended March 31, 2004 and 2005, respectively. The gross realized gains on those sales were ¥4,541 million and ¥2,683 million ($25,311 thousand) for the years ended March 31, 2004 and 2005, respectively. The gross realized losses on those sales were ¥49 million and ¥52 million ($491 thousand) for the years ended March 31, 2004 and 2005, respectively.

Other securities with no available fair market values principally consisted of unlisted interest-bearing securities whose carrying amounts were ¥36,729 million and ¥36,014 million ($339,755 thousand) as of March 31, 2004 and 2005, respectively.

3. Inventories

Inventories as of March 31, 2004 and 2005 were as follows:

	Yen (millions)		U.S. Dollars (thousands)
	2004	2005	2005
Finished products	¥ 156,264	¥ 180,002	$ 1,698,132
Work in process	57,191	63,763	601,538
Raw materials	60,213	81,958	773,189
	¥ 273,668	¥ 325,723	$ 3,072,859

4. Income Taxes

The Company is subject to a number of different income taxes which, in the aggregate, indicate normal tax rates in Japan of approximately 42.0% and 40.6% for the years ended March 31, 2004 and 2005, respectively.

Effective for the year commencing on April 1, 2004 or later, according to the revised Japanese local tax law, income tax rates for enterprise taxes was reduced. Based on the change of income tax rates, the effective tax rate used for the calculation of deferred tax assets and liabilities was 40.6% in Japan for the year ended March 31, 2004.

Deviations of the effective tax rate for financial statement purposes from the normal tax rate on income before income taxes and minority interests are due primarily to expenses not deductible for tax purposes and differences in normal tax rates of overseas subsidiaries.

The differences between the normal tax rate and effective tax rate for financial statement purposes for the years ended March 31, 2004 and 2005 were immaterial.

Effective for the year ended March 31, 2005, the Company and the wholly owned domestic subsidiaries have adopted the consolidated tax return system of Japan.

Significant components of deferred tax assets and deferred tax liabilities as of March 31, 2004 and 2005 were as follows:

	Yen (millions)		U.S. Dollars (thousands)
	2004	**2005**	**2005**
Deferred tax assets:			
Inventories	¥ 14,748	**¥ 14,461**	**$ 136,425**
Allowance for doubtful receivables	1,732	**1,942**	**18,321**
Accrued bonuses	12,270	**12,449**	**117,443**
Warranty reserve	1,379	**1,608**	**15,170**
Software	19,862	**25,362**	**239,264**
Long-term prepaid expenses	12,476	**13,308**	**125,547**
Enterprise taxes	3,228	**2,405**	**22,689**
Other	28,626	**35,738**	**337,151**
Gross deferred tax assets	94,321	**107,273**	**1,012,010**
Deferred tax liabilities:			
Retained earnings appropriated for tax allowable reserves	(8,464)	**(9,997)**	**(94,311)**
Undistributed earnings of overseas subsidiaries	(3,821)	**(2,592)**	**(24,453)**
Net unrealized holding gains on securities	(9,762)	**(9,229)**	**(87,066)**
Other	(2,761)	**(3,223)**	**(30,406)**
Gross deferred tax liabilities	(24,808)	**(25,041)**	**(236,236)**
Net deferred tax assets	¥ 69,513	**¥ 82,232**	**$ 775,774**

Net deferred tax assets and liabilities as of March 31, 2004 and 2005 were included in the consolidated balance sheets as follows:

	Yen (millions)		U.S. Dollars (thousands)
	2004	**2005**	**2005**
Other current assets	¥ 41,266	**¥ 44,579**	**$ 420,557**
Prepaid expenses and other	30,586	**38,101**	**359,443**
Other current liabilities	(22)	**—**	**—**
Other long-term liabilities	(2,317)	**(448)**	**(4,226)**
Net deferred tax assets	¥ 69,513	**¥ 82,232**	**$ 775,774**

5. Short-term Borrowings and Long-term Debt

The weighted average interest rates of short-term borrowings as of March 31, 2004 and 2005 were 1.3% and 1.1%, respectively. The Company and its consolidated subsidiaries have had no difficulty in renewing such loans when they have considered such renewal advisable.

Short-term borrowings including current portion of long-term debt as of March 31, 2004 and 2005 consisted of the following:

	Yen (millions)		U.S. Dollars (thousands)
	2004	2005	2005
Bank loans	¥ 84,987	¥ 105,190	$ 992,358
Banker's acceptances payable	129	80	755
Commercial paper	82,234	165,737	1,563,557
Current portion of long-term debt	48,227	93,544	882,490
	¥ 215,577	¥ 364,551	$ 3,439,160

Long-term debt as of March 31, 2004 and 2005 consisted of the following:

	Yen (millions)		U.S. Dollars (thousands)
	2004	2005	2005
0.0%–3.5% unsecured loans principally from banks, due 2004 to 2018	¥ 101,966	¥ 94,567	$ 892,141
1.60% unsecured convertible bonds, due 2004	26,940	—	—
2.00% unsecured straight bonds, due 2005	30,000	30,000	283,019
1.65% unsecured straight bonds, due 2005	10,000	10,000	94,340
0.57% unsecured straight bonds, due 2007	50,000	50,000	471,698
0.05%–1.47% unsecured Euroyen notes issued by a consolidated subsidiary, due 2004 to 2008	29,400	28,400	267,925
6.00%–7.20% mortgage loans for employees' housing from a government-sponsored agency, due 2004 to 2009	6	3	28
0.48%–0.93% payables under securitized lease receivables, due 2004 to 2011	25,690	41,438	390,924
	274,002	254,408	2,400,075
Less-Current portion included in short-term borrowings	(48,227)	(93,544)	(882,490)
	¥ 225,775	¥ 160,864	$ 1,517,585

The following is a summary of the terms of conversion and redemption of the convertible bonds:

	Conversion price	Redemption at the option of the Company
1.60% The convertible bonds, due 2004	¥1,554.00	At 106% to 100% of principal after September 30, 1997, decreasing 1% annually

The conversion price of bonds is subject to adjustment for certain subsequent events such as the issue of common stock at less than fair value and stock splits.

As is customary in Japan, substantially all of the bank borrowings are subject to general agreements with each bank which provide, among other things, that security and guarantees for present and future indebtedness will be given upon request of the bank, and that any collateral so furnished will be applicable to all indebtedness to that bank. To date, the Company has not received such requests from its banks. In addition, the agreements provide that the bank has the right to offset cash deposited against any short-term or long-term debt that becomes due, and in case of default and certain other specified events, against all other debts payable to the bank.

The aggregate annual maturities of long-term debt as of March 31, 2005 were as follows:

Year ending March 31	Yen (millions)	U.S. Dollars (thousands)
2007	¥ 21,475	$ 202,594
2008	94,891	895,198
2009	31,860	300,566
2010	4,076	38,453
2011 and thereafter	8,562	80,774
	¥ 160,864	$ 1,517,585

6. Leases

Finance leases

Information relating to finance leases, excluding those leases for which the ownership of the leased assets is considered to be transferred to the lessee, as of, and for the years ended March 31, 2004 and 2005, is as follows:

(a) As lessee

(1) Future minimum lease payments

	Yen (millions)		U.S. Dollars (thousands)
	2004	2005	2005
Due within one year	¥ 80,037	¥ 84,663	$ 798,708
Due after one year	156,522	171,092	1,614,075
	¥ 236,559	¥ 255,755	$ 2,412,783

(2) Lease payments

	Yen (millions)		U.S. Dollars (thousands)
	2004	2005	2005
Lease payments	¥ 14,577	¥ 15,775	$ 148,821

(b) As lessor

(1) Acquisition cost, accumulated depreciation and book value of leased properties

	Yen (millions)		U.S. Dollars (thousands)
	2004	2005	2005
Machinery and equipment:			
Acquisition cost	¥ 63,763	¥ 91,300	$ 861,321
Accumulated depreciation	17,667	30,582	288,510
Book value	¥ 46,096	¥ 60,718	$ 572,811

(2) Future minimum lease receipts

	Yen (millions)		U.S. Dollars (thousands)
	2004	2005	2005
Due within one year	¥ 81,371	¥ 89,059	$ 840,179
Due after one year	177,460	195,221	1,841,708
	¥ 258,831	¥ 284,280	$ 2,681,887

(3) Lease receipts, depreciation and assumed interest income

	Yen (millions)		U.S. Dollars (thousands)
	2004	2005	2005
Lease receipts	¥ 11,122	¥ 16,074	$ 151,642
Depreciation	10,052	14,569	137,443
Assumed interest income	1,483	1,990	18,774

Operating leases

(a) As lessee

Future minimum lease payments as of March 31, 2004 and 2005 were as follows:

	Yen (millions)		U.S. Dollars (thousands)
	2004	2005	2005
Due within one year	¥ 1,161	¥ 1,558	$ 14,698
Due after one year	2,188	1,947	18,368
	¥ 3,349	¥ 3,505	$ 33,066

(b) As lessor

Future minimum lease receipts as of March 31, 2004 and 2005 were as follows:

	Yen (millions)		U.S. Dollars (thousands)
	2004	2005	2005
Due within one year	¥ 1,142	¥ 1,236	$ 11,661
Due after one year	802	1,077	10,160
	¥ 1,944	¥ 2,313	$ 21,821

7. Shareholders' Equity and Per Share Data

The Japanese Commercial Code provides that at least one-half of the proceeds from shares issued be included in common stock and the remaining amount of the proceeds be accounted for as additional paid-in capital, which is included in capital surplus.

The Company used its treasury stock in connection with the conversion of bonds for the year ended March 31, 2005. The difference of carrying values of the bonds converted and treasury stocks provided was included in capital surplus.

The Code provides that an amount equivalent to at least 10% of cash dividends paid and other cash outlays shall be appropriated and set aside as legal reserve until the total amount of legal reserve and additional paid-in capital equals 25% of the stated capital.

As of March 31, 2005, the total amount of legal reserve and additional paid-in capital exceeded 25% of the stated capital and, therefore, no additional provision is required.

On condition that the total amount of legal reserve and additional paid-in capital remains being equal to or exceeding 25% of the stated capital, they are available for distribution by the resolution of the shareholders' meeting. Legal reserve is included in retained earnings.

Year end cash dividends are approved by the shareholders after the end of each fiscal year and semiannual interim cash dividends are declared by the Board of Directors after the end of each interim six-month period. Such dividends are payable to shareholders of record at the end of each fiscal year or interim six-month period. In accordance with the Code, final cash dividends and the related appropriations of retained earnings have not been reflected in the financial statements at the end of such fiscal year. However, cash dividends per share shown in the accompanying consolidated statements of income reflect dividends applicable to the respective period.

On June 23, 2005, the shareholders approved the declaration of year end cash dividends totaling ¥10,910 million ($102,925 thousand) to shareholders of record as of March 31, 2005, covering the year then ended.

On June 24, 2004, the Ordinary General Meeting of Shareholders passed a resolution on modifying the articles of incorporation to allow the Company to purchase its outstanding shares upon approval of the Board of Directors in conformity with Article 211-3 of the Japanese Commercial Code.

8. Contingent Liabilities

As of March 31, 2005, the Company and its consolidated subsidiaries had contingent liabilities as follows:

	Yen (millions)	U.S. Dollars (thousands)
	2005	2005
Loans guaranteed	¥ 9,771	$ 92,179
Notes discounted	535	5,047
	¥ 10,306	$ 97,226

9. Employees' Severance and Pension Benefits

Allowance for severance and pension benefits of the Company and its domestic consolidated subsidiaries as of March 31, 2004 and 2005 consisted of the following:

	Yen (millions)		U.S. Dollars (thousands)
	2004	2005	2005
Projected benefit obligation	¥ 330,759	¥ 340,898	$ 3,216,019
Less-Fair value of plan assets	(255,194)	(277,007)	(2,613,274)
Less-Unrecognized actuarial differences	(101,954)	(95,625)	(902,123)
Less-Unrecognized net transition obligation	(11,237)	(8,428)	(79,509)
Unrecognized prior service costs	48,437	45,345	427,783
Prepaid pension cost	4,053	19,018	179,415
Allowance for severance and pension benefits	¥ 14,864	¥ 24,201	$ 228,311

In addition, allowance for severance and pension benefits of ¥925 million as of March 31, 2004, and ¥808 million ($7,623 thousand) as of March 31, 2005, were provided by certain overseas consolidated subsidiaries in conformity with generally accepted accounting principles and practices prevailing in the respective countries of domicile.

Expenses for severance and pension benefits of the Company and its domestic consolidated subsidiaries for the years ended March 31, 2004 and 2005 consisted of the following:

	Yen (millions)		U.S. Dollars (thousands)
	2004	2005	2005
Service costs	¥ 13,126	¥ 12,029	$ 113,481
Interest costs on projected benefit obligation	8,856	8,269	78,009
Expected return on plan assets	(9,126)	(11,484)	(108,340)
Amortization of net transition obligation	2,809	2,809	26,500
Recognized actuarial loss	9,477	7,182	67,755
Amortization of prior service costs	(1,030)	(3,091)	(29,160)
Expenses for severance and pension benefits	¥ 24,112	¥ 15,714	$ 148,245

The discount rate used by the Company and its domestic consolidated subsidiaries was 2.5% for the years ended March 31, 2004 and 2005. The rate of expected return on plan assets used by the Company and its domestic consolidated subsidiaries for the years ended March 31, 2004 and 2005 was 4.5%. The estimated amount of all retirement benefits to be paid at future retirement dates is allocated equally to each service year using the estimated number of total service years.

10. Segment Information

The Company and its consolidated subsidiaries operate in Consumer/Information Products business and Electronic Components business. Consumer/Information Products business includes audio-visual and communication equipment, home appliances and information equipment. Electronic Components business includes ICs, LCDs and other electronic components.

Information by business segment for the years ended March 31, 2004 and 2005 is as follows:

	Yen (millions)		U.S. Dollars (thousands)
	2004	2005	2005
Net Sales:			
Consumer/Information Products:			
Customers	¥ 1,438,696	¥ 1,600,937	$ 15,103,179
Intersegment	8,726	11,093	104,651
Total	1,447,422	1,612,030	15,207,830
Electronic Components:			
Customers	818,577	938,922	8,857,755
Intersegment	185,920	258,393	2,437,670
Total	1,004,497	1,197,315	11,295,425
Elimination	(194,646)	(269,486)	(2,542,321)
Consolidated	¥ 2,257,273	¥ 2,539,859	$ 23,960,934
Operating Income:			
Consumer/Information Products	¥ 47,434	¥ 57,035	$ 538,066
Electronic Components	73,971	93,520	882,264
Elimination	265	465	4,387
Consolidated	¥ 121,670	¥ 151,020	$ 1,424,717
Total Assets:			
Consumer/Information Products	¥ 682,689	¥ 730,973	$ 6,895,972
Electronic Components	984,940	1,172,267	11,059,122
Elimination and Corporate Assets	482,621	481,786	4,545,151
Consolidated	¥ 2,150,250	¥ 2,385,026	$ 22,500,245
Depreciation and Amortization:			
Consumer/Information Products	¥ 40,385	¥ 38,988	$ 367,811
Electronic Components	119,867	137,520	1,297,359
Elimination	(421)	(539)	(5,085)
Consolidated	¥ 159,831	¥ 175,969	$ 1,660,085
Capital Expenditures:			
Consumer/Information Products	¥ 53,773	¥ 48,335	$ 455,991
Electronic Components	230,413	225,156	2,124,113
Elimination	(929)	(1,551)	(14,632)
Consolidated	¥ 283,257	¥ 271,940	$ 2,565,472

Corporate assets as of March 31, 2004 and 2005 were ¥494,401 million and ¥500,047 million ($4,717,425 thousand), respectively, and were mainly comprised of the Company's cash and cash equivalents and investments in securities.

Information by geographic segment for the years ended March 31, 2004 and 2005 is as follows:

	Yen (millions)		U.S. Dollars (thousands)
	2004	**2005**	**2005**
Net Sales:			
Japan:			
Customers	¥ 1,458,875	**¥ 1,626,944**	**$ 15,348,528**
Intersegment	513,287	**629,484**	**5,938,528**
Total	1,972,162	**2,256,428**	**21,287,056**
The Americas:			
Customers	289,789	**338,342**	**3,191,906**
Intersegment	7,421	**7,858**	**74,132**
Total	297,210	**346,200**	**3,266,038**
Asia:			
Customers	140,777	**110,658**	**1,043,943**
Intersegment	133,545	**158,828**	**1,498,378**
Total	274,322	**269,486**	**2,542,321**
Europe:			
Customers	293,629	**353,198**	**3,332,057**
Intersegment	2,521	**2,975**	**28,066**
Total	296,150	**356,173**	**3,360,123**
Other:			
Customers	74,203	**110,717**	**1,044,500**
Intersegment	106,257	**167,929**	**1,584,236**
Total	180,460	**278,646**	**2,628,736**
Elimination	(763,031)	**(967,074)**	**(9,123,340)**
Consolidated	¥ 2,257,273	**¥ 2,539,859**	**$ 23,960,934**
Operating Income:			
Japan	¥ 107,283	**¥ 138,769**	**$ 1,309,142**
The Americas	1,335	**2,544**	**24,000**
Asia	3,185	**2,653**	**25,028**
Europe	3,226	**1,947**	**18,368**
Other	5,056	**6,133**	**57,858**
Elimination	1,585	**(1,026)**	**(9,679)**
Consolidated	¥ 121,670	**¥ 151,020**	**$ 1,424,717**
Total Assets:			
Japan	¥ 1,394,950	**¥ 1,585,073**	**$ 14,953,519**
The Americas	123,784	**131,016**	**1,236,000**
Asia	68,453	**68,201**	**643,406**
Europe	110,393	**135,068**	**1,274,226**
Other	74,787	**100,698**	**949,981**
Elimination and Corporate Assets	377,883	**364,970**	**3,443,113**
Consolidated	¥ 2,150,250	**¥ 2,385,026**	**$ 22,500,245**

Corporate assets as of March 31, 2004 and 2005 were ¥494,401 million and ¥500,047 million ($4,717,425 thousand), respectively, and were mainly comprised of the Company's cash and cash equivalents and investments in securities.

For the year ended March 31, 2005, a new geographic segment "Europe", which had been previously categorized as a part of the "Other" segment was disclosed separately, given the increasing materiality of the Europe segment. Consequently the geographic segment "Other" principally consists of "China", "Oceania" and "Middle East" region.

Geographic segment information of the prior year has been restated to conform with the 2005 presentation.

Overseas sales for the years ended March 31, 2004 and 2005 were as follows:

	Yen (millions)		U.S. Dollars (thousands)
	2004	**2005**	**2005**
Overseas sales:			
The Americas	¥ 308,807	¥ **372,184**	$ **3,511,170**
Asia	279,161	**207,186**	**1,954,585**
Europe	330,772	**407,455**	**3,843,915**
Other	194,985	**223,323**	**2,106,821**
Total	¥ 1,113,725	¥ **1,210,148**	$ **11,416,491**

Overseas sales were comprised of overseas subsidiaries' sales and the Company's and domestic subsidiaries' export sales to customers.

11. Subsequent Events

On April 26, 2005, the Board of Directors of the Company approved a comprehensive proposal authorizing the issuance of as much as ¥50,000 million ($471,698 thousand) of unsecured straight bonds. Based on this proposal, the 18th and the 19th unsecured straight bonds (ranking pari passu among themselves) were issued. Principal data on these issuances are as follows:

(a) The 18th issuance of unsecured straight bonds (ranking pari passu among themselves)

(1) Total issue amount: ¥30,000 million ($283,019 thousand)
(2) Issue price: ¥99.95 for each ¥100 of face value
(3) Payment date: May 31, 2005
(4) Redemption date: June 21, 2010
(5) Interest rate: 0.62%
(6) Application of funds: Repayment of bonds and funds for plant and equipment

(b) The 19th issuance of unsecured straight bonds (ranking pari passu among themselves)

(1) Total issue amount: ¥20,000 million ($188,679 thousand)
(2) Issue price: ¥99.95 for each ¥100 of face value
(3) Payment date: May 31, 2005
(4) Redemption date: June 20, 2012
(5) Interest rate: 0.97%
(6) Application of funds: Repayment of bonds and funds for plant and equipment

Independent Auditors' Report



To the Board of Directors of Sharp Corporation:

We have audited the accompanying consolidated balance sheets of Sharp Corporation (a Japanese corporation) and its consolidated subsidiaries as of March 31, 2004 and 2005, and the related consolidated statements of income, shareholders' equity and cash flows for the years then ended, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to independently express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sharp Corporation and its consolidated subsidiaries as of March 31, 2004 and 2005, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in Japan.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2005 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 1(a) to the consolidated financial statements.

KPMG AZSA & Co.

Osaka, Japan
June 23, 2005

Consolidated Subsidiaries

Domestic:

- Sharp Electronics Marketing Corporation
- Sharp Finance Corporation
- Sharp System Products Co., Ltd.
- Sharp Manufacturing Systems Corporation
- Sharp Engineering Corporation
- Sharp Document Systems Corporation
- Sharp Amenity Systems Corporation
- Sharp Niigata Electronics Corporation
- Sharp Trading Corporation

Overseas:
<Countries and Areas>

- Sharp Electronics Corporation <New Jersey, U.S.A.>
- Sharp Laboratories of America, Inc. <Washington, U.S.A.>
- Sharp Electronics Manufacturing Company of America, Inc. <California, U.S.A.>
- Sharp Electronics of Canada Ltd. <Ontario, Canada>
- Sharp Electronica Mexico S.A. de C.V. <Baja California, Mexico>
- Sharp Electronics (Europe) GmbH <Hamburg, Germany>
- Sharp Electronics (U.K.) Ltd. <Manchester, U.K.>
- Sharp Laboratories of Europe, Ltd. <Oxford, U.K.>
- Sharp International Finance (U.K.) Plc. <Hertfordshire, U.K.>
- Sharp Electronica España S.A. <Barcelona, Spain>
- Sharp Electronics (Schweiz) AG <Dällikon, Switzerland>
- Sharp Electronics (Nordic) AB <Bromma, Sweden>
- Sharp Electronics France S.A. <Paris, France>
- Sharp Manufacturing France S.A. <Soultz, France>
- Sharp Electronics (Italia) S.p.A. <Milano, Italy>
- Sharp Electronics Benelux B.V. <Houten, The Netherlands>
- Sharp Electronics (Taiwan) Co., Ltd. <Kaohsiung, Taiwan>
- Sharp Electronic Components (Taiwan) Corporation <Taipei, Taiwan>
- Sharp Technology (Taiwan) Corporation <Taipei, Taiwan>
- Sharp (Phils.) Corporation <Manila, Philippines>
- Sharp-Roxy Sales (Singapore) Pte., Ltd. <Singapore>
- Sharp Electronics (Singapore) Pte., Ltd. <Singapore>
- Sharp Manufacturing Corporation (M) Sdn. Bhd. <Johor, Malaysia>
- Sharp Electronics (Malaysia) Sdn. Bhd. <Selangor, Malaysia>
- Sharp Microelectronics Technology (Malaysia) Sdn. Bhd. <Selangor, Malaysia>
- Sharp Appliances (Thailand) Ltd. <Chachoengsao, Thailand>
- Sharp Software Development India Pvt. Ltd. <Bangalore, India>
- Shanghai Sharp Electronics Co., Ltd. <Shanghai, China>
- Sharp Office Equipments (Changshu) Co., Ltd. <Changshu, China>
- Wuxi Sharp Electronic Components Co., Ltd. <Wuxi, China>
- Nanjing Sharp Electronics Co., Ltd. <Nanjing, China>
- Sharp Electronics (Shanghai) Co., Ltd. <Shanghai, China>
- Sharp Technical Components (Wuxi) Co., Ltd. <Wuxi, China>
- P.T. Sharp Yasonta Indonesia <Jakarta, Indonesia>
- P.T. Sharp Semiconductor Indonesia <West Java, Indonesia>
- Sharp Corporation of Australia Pty. Ltd. <New South Wales, Australia>
- Sharp Corporation of New Zealand Ltd. <Auckland, New Zealand>
- Sharp Middle East FZE <Dubai, U.A.E.>

Investor Information

Japanese Stock Exchange Listings
Tokyo, Osaka, Nagoya, Fukuoka, Sapporo

Overseas Stock Exchange Listings
Paris, Luxembourg, Swiss

Transfer Agent for the Shares
Mizuho Trust & Banking Co., Ltd.
Osaka Stock Transfer Agency Department
11-16, Sonezaki 2-chome, Kita-ku, Osaka 530-0057, Japan
Phone Osaka: +81-6-6313-5127 Tokyo: +81-3-5213-5213

Principal Shareholders
(As of March 31, 2005)

	Number of shares held	Percentage of total shares
Japan Trustee Service Bank, Ltd. (Trust Account)	58,639,000	5.28%
Nippon Life Insurance Company	52,967,384	4.77
Meiji Yasuda Life Insurance Company	47,359,000	4.26
The Master Trust Bank of Japan, Ltd. (Trust Account)	46,649,000	4.20
Mizuho Corporate Bank, Ltd.	32,410,469	2.92
The Dai-ichi Mutual Life Insurance Company	30,704,140	2.76
Mitsui Sumitomo Insurance Company, Limited	30,658,022	2.76
Sompo Japan Insurance Inc.	26,870,000	2.42
UFJ Bank Limited	20,071,526	1.81
Employees' Stock Ownership Program	19,152,562	1.72
Total	365,481,103	32.91%

(Note) Besides the above, the Company possesses 19,624,272 shares of treasury stock.

Share Distribution
(As of March 31, 2005)

	Number of shares held	Percentage of total shares
Japanese financial institutions*	537,855,105	48.42%
Japanese securities companies	17,554,911	1.58
Other Japanese corporations	41,608,318	3.75
Japanese individual shareholders	257,588,081	23.19
Foreign shareholders	236,469,200	21.29
Treasury stock	19,624,272	1.77
Total	1,110,699,887	100.00%

* A total of 83,359,000 shares (7.50%) in pension trust funds and investment trusts are included in the number of shares held by Japanese financial institutions.

Number of Shareholders 121,426
(As of March 31, 2005)

Invester Relations Office

Sharp Corporation Investor Relations Office

(Osaka) 22-22, Nagaike-cho, Abeno-ku, Osaka 545-8522, Japan
Phone: +81-6-6625-3023 Fax: +81-6-6627-1759

(Tokyo) 8, Ichigaya-Hachiman-cho, Shinjuku-ku, Tokyo 162-8408, Japan
Phone: +81-3-3260-1289 Fax: +81-3-3260-1822

Investor Relations home page: http://sharp-world.com/corporate/ir/index.html



SHARP CORPORATION

22-22, Nagaike-cho, Abeno-ku, Osaka 545-8522, Japan
Phone: +81-6-6621-1221
http://www.sharp.co.jp

This publication is printed on recycled paper using environment-friendly soy ink. 